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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Scott Anderegg

Jennifer López

Amy Geddes

Linda Cvrkel

Re:	NeoGames S.à r.l. Draft Registration Statement on Form F-1

Confidentially submitted on September 10, 2020

CIK No. 0001821349

Ladies and Gentlemen:

On behalf of NeoGames S.à r.l.. (the “Company”), we are hereby confidentially submitting a second Draft Registration Statement on Form F-1 (“Submission No. 2”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on September 10, 2020 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on October 7, 2020 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of Submission No. 2, which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 2 and all references to page numbers in such responses are to page numbers in Submission No. 2.

October 19, 2020

Market and Industry Data, page ii

1.	We note your reference to American Gaming Association, Eilers & Krejcik Gaming, GamblingCompliance, H2 Gambling Capital and La Fleur’s TLF Publications, for data on your industry. Please tell us whether you commissioned any of studies cited in your disclosure for use in the registration statement. If so, please identify in your disclosure that you commissioned the study and file a consent(s) as an exhibit to the registration statement. See Securities Act Rule 436.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that none of the above-mentioned studies were commissioned by the Company. As such, the Company does not feel that Securities Act Rule 436 is applicable.

Our limited operating history makes it difficult to evaluate our current business and future prospects, page 20

2.	We note your disclosure that "[you] recently amended the revenue sharing arrangement under [y]our agreement with Sazka." Please describe in an appropriate section in your registration statement how the revenue sharing arrangement changed and its effect on your financial condition, if material.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 23 to explain that the amendment to the revenue sharing arrangement with Sazka provides that our revenue share will be based on NGR rather than GGR. We note that both GGR and NGR are defined on page ii. The Company expects that any reductions to its revenues based on this change will be offset by the continued growth of both GGR and NGR of Sazka and therefore does not expect any material effect on its financial condition resulting from this amendment.

We may require additional capital to support our growth plans, and such capital may not be available on terms acceptable to us, if at all..., page 25

3.	We note your disclosure that "[y]our ability to borrow under this line of credit is subject to William Hill’s approval of the use of proceeds..." and that "[you] do not expect to be able to draw on this line of credit." Please expand your disclosure here or in your Management's Discussion and Analysis section to explain the reasons why you do not expect to be able to draw on this line of credit. In this regard, we note that you have historically funded your operations with, among other things, borrowings under the WH Credit Facility.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 28 and 63 to explain that in September 2020 the Company drew the remaining credit available under the William Hill line of credit and no additional credit is available to the Company under such line of credit.

Risk Factors

The Company is organized under the laws of Luxembourg and a substantial amount of its assets are not located in the United States..., page 40

4.	We note your disclosure that "[c]lass actions and derivative actions are generally not available to shareholders under Luxembourg law. However, minority shareholders holding securities entitled to vote at the general meeting that resolved on the granting of discharge to the directors holding at least 10% of the voting rights of a company may bring an action against the directors on behalf of the company." Please revise to discuss how ownership levels will be determined and revise the disclosure and related exhibit to disclose whether this minority ownership provision applies to claims under the U.S. federal securities laws. To the extent the provision applies to federal securities laws, describe any questions as to enforceability under federal law, how it will impact your investors, any significant risks and revise the disclosure and any related exhibit to state that by agreeing to such provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

October 19, 2020

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 44 and 137 to remove any reference to class actions and the disclosure on pages 44, 115 and 137 to explain that the 10% threshold refers to percentage of the voting rights at a shareholders’ meeting. The Company notes that its organization under the laws of Luxembourg will not restrict its shareholders from making claims under U.S. federal securities laws.

Key Performance Indicators, page 52

5.	We note your disclosure that key performance indicators are "useful indicators of the overall health of our business." To provide additional context for investors, please explain how each of these performance indicators is useful to your business. For example, we note that some of your key performance indicators are used to determine the revenue share model for some of your contracts.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 55 to explain how each of the three key performance indicators is useful to the Company’s business.

Management's Discussion and Analysis of Financial Condition and Results of Operations Components of Results of Operations, page 53

6.	We note your disclosure that "[c]ertain of [y]our games contracts in Europe provide for a fixed fee or a sales volume-based fee." In order to better understand your client contracts, please disclose here or in your Business section, the material terms of such contracts and how they vary between the type of services/products you provide. Please ensure that your disclosure includes the length of such contracts, renewal terms, pricing terms and termination provisions. If material, please also quantify, to the extent possible, the percentage of your contracts that are fixed fee versus sales volume-based fee.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 57 to explain that the Company currently has only one fixed fee contract and one volume based contract and provide detail regarding each contract. Since the Company currently has only one fixed fee contract and one volume based contract, the Company does not believe that disclosing the percentage such contracts represent would be material to investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Year ended December 31, 2019 compared to year ended December 31, 2018, page 56

October 19, 2020

7.	In your comparative discussion of Distribution Expenses, you indicate the 6% decrease from 2018 to 2019 is a primarily driven by catch up of processing and clearing fees associated with charges incurred for the year ended December 31, 2018. Please clarify what the "catch up" of processing and clearing fees represents.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 60 to clarify that the decrease was driven by $0.2 million of Distribution Expenses recognized in the year ended December 31, 2018 resulting from the Company’s share of the provision for PayPal clearing fees for the year ended December 31, 2017, as the Company’s accounting best estimate for such expenses in the year ended December 31, 2017 was short by approximately $0.2 million at the approval date of the financial statements for that year and as such, was treated within the directives of changes in accounting estimates for a provision in the following accounting period.

Contractual Obligations, page 61

8.	The amount of capital notes and accrued interest due to the Aspire Group at December 31, 2019 as disclosed on page 61 do not agree to the amount reflected in your balance sheet at this date or with the amount disclosed in Note 6. Please reconcile and revise these disclosures.

Response: The Company respectfully acknowledges the Staff’s comment and advises the staff that the amount of capital notes and accrued interest due to the Aspire Group as disclosed on page 61 relates to future obligations and reflects a principal amount of $21,838,000 and accrued interest of $582,000; the amount of capital notes and accrued interest due to the Aspire Group as disclosed in Note 6 presents just the principal amount (noting the accrued interest in a footnote); and the amount of capital notes and accrued interest due to the Aspire Group as disclosed in the Company’s balance sheet reflects the present value of expected payments of the principal amount and the accrued interest using the effective market interest rate of 20%.

Business, page 65

9.	Please consider including an organizational chart here or elsewhere in the filing, to illustrate the relationships of the various entities discussed throughout the filing, including your subsidiaries and joint venture ownerships.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 88 to include an organizational chart for the Company and each of entities discussed throughout the filing.

Related Party Transactions, page 90

10.	Please revise the notes to the Company's financial statements to disclose the amounts of any revenues and expenses and the significant terms of all related party transactions with Aspire and William Hill as described in this section of the filing. For example, your financial statements provide no disclosure with respect to the Transition Services Agreement or the Cost Allocation Agreement with Aspire or the related amounts received or paid under these agreements. Refer to the disclosure requirements outlined in IAS 24.

Response: The Company respectfully acknowledges the Staff’s comment and has revised note 6.B. to the financial statements to disclose the significant terms of all related party transactions with Aspire and William Hill. The Company beleives that the revised disclosure complies with IAS 24 and that all material information has been disclosed.

October 19, 2020

11.	We note that certain of your related party agreements have provisions that may be triggered by a change of control transaction. Please clarify if your initial public offering would trigger such provisions. For example, we note your disclosure that “pursuant to the WH Term Sheet, [you] granted WHG the option to convert the WHG License into a perpetual license for a payment of £15.0 million upon the earlier of the termination of the MSDLA or a change of control of NeoGames.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 99 to clarify that the offering is not expected to trigger any change of control provisions in our related party agreements.

Consolidated Financial Statements of Neogames S.à r.l.

General, page F-1

12.	Please revise the face of your financial statements for both NeoGames and NPI to separately state amounts of related party transactions by counterparty. Financial data presented in MD&A, and related discussion, should be similarly revised.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in notes 6, 7 and 11 to provide additional clarity with respect to its related party transactions.

13.	Please tell us how you considered the requirements set forth in IFRS 8 with regard to identification, aggregation, and disclosure of segment information. In this regard, we note that you earn revenue from royalties from turnkey contracts, royalties from games contracts, intellectual property licensing, as well as development and other services, and that these revenues are earned over multiple geographic locations.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the requirements set forth in IFRS 8 regarding identification, aggregation, and disclosure of segmentation were considered by the Company, with respect to each of the Company’s business activates, including those described in the Staff’s comment (the “Business Activities”), as indicated below.

IFRS 8, paragraph 5 defines an operating segment as follows:

An operating segment is a component of an entity:

(a)       that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

(b)       whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c)       for which discrete financial information is available.

October 19, 2020

The Company has determined that the Business Activities do not satisfy the conditions set forth in paragraph (b).

Paragraph (b) provides that an operating segment is a component of an entity whose operating results are reviewed by the CODM (as defined below) to both asses its performance and make decisions about allocations of resources to the segment.

In order to evaluate these requirements set forth in paragraph (b), the Company determined, in accordance with paragraph 7 of IFRS 8, that its Chief Executive Officer is the chief operating decision marker (the “CODM”) of the Company.

The CODM may review the revenues generated by each of the Business Activities in order to assess the growth and performance of such Business Activity, however, for certain Business Activities, the CODM does not review full results of operations of each such Business Activity because there is no information available with respect to the specific expenses related to each such Business Activity, other than in the aggregate, because certain Company resources (including, for example, its technology), are used across multiple Business Activities. Therefore, when making decisions regarding allocation of resources with respect to such Business Activates, the CODM reviews and considers the research and development, marketing and labor expenses in the aggregate and not by geography or Business Activity.

For other Business Activities (such as the Joint Operation), the Company is able to prepare results of operations per Business Activity, however, such results of operations are not regularly reviewed by the CODM and are not used by the CODM to make decisions regarding allocation of resources for such Business Activates because such Business Activities are based on long term contracts with predetermined allocation of resources, detaching its results of operations from CODM decisions regarding allocation of resources.

For the reasons listed above, the Company has determined that its Business Activities do not meet the conditions set forth in paragraph 5 of IFRS and therefore does not use segment reporting.

Consolidated Statements of Changes in Equity (Deficit), page F-5

14.	Please explain in the notes to the financial statements the nature and significant terms of the transaction described as "Equity holders with respect to funding transactions" in the amount of $6,358 reflected in your statement of changes in equity for the year ended December 31, 2017.

Response: The Company respectfully acknowledges the Staff’s comment and has revised note 6.B. to explain the nature and significant terms of the transaction described as “Equity holders with respect to funding transactions” in its statements of changes in equity for the year ended December 31, 2017.

Note 6 - Related Parties

A. William Hill, page F-15

15.	You indicate that in February 2020, the parties agreed to extend the original payment schedule such that except for the First Loan, all principal loan amounts are due for a full repayment (interest plus principal) on June 15, 2023 and the First Loan is due for repayment on June 30, 2021. You also indicate that the implied benefit of $2.5 million reflecting the extension of the original payment schedule will be recorded in reserve with respect to funding transactions with the Aspire Group in the statement of changes in equity deficit and will be amortized as additional interest expense over the remaining period of the loans. Please explain how you calculated or determined the amount of the implied benefit associated with the loan extension and indicate the relevant IFRS accounting literature that supports your planned accounting treatment.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as described in Note 6, the original terms of the loans provided for a below-market interest rate (the Company determined, with the assistance of a third party appraiser, that market interest rate was 12%), which was not increased when the original payment schedule was extended.

October 19, 2020

The Company accounted for the extension of the original payment schedule, based on Section 3.3 of IFRS 9, as a modification of debt, because the present value of the loans’ cash flow, taking into consideration the new payment schedule and the lack of change in interest rate, was materially below the loans’ book value (<90%). The difference in present value of cash flow was accounted for and recorded directly as a contribution to equity in accordance with the Conceptual Framework of the IASB, as the benefit relates substantially to the relations with William Hill.

Note 7 - Investment in a Joint Venture and Joint Operation

B. Michigan Joint Operation, page F-17

16.	Please clarify how you record results from the Michigan Joint Operation. In this regard, we note at various places throughout your filing, including on page 1, that you state "[a]ll of our iLottery business in North America is conducted through NPI (including in Michigan, where the contract is between the MSL and Pollard but the operations of the Michigan iLottery are conducted by NPI," but in other areas of your filing, including in a Risk Factor on page 13, you state that you act as a subcontractor to Pollard with respect to its agreement to provide development, implementation, operational support and maintenance (including technology platforms, games and added value services) to the MSL, and refer to the Michigan iLottery revenues as "our" revenues. It appears from your disclosure related to NPI that operations conducted by NPI would be accounted for by you under the equity method, and therefore revenues earned by NPI would not be your revenues, but rather recorded as part of your share in the profit or loss of the joint venture. Further, if the contract is between MSL and Pollard, it is unclear why these would be "your" revenues. Please advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 53 and 68 to clarify that revenues generated from the MSL are not the Company’s revenues and that with respect to the MSL, the Company serves as a subcontractor to Pollard and receives from Pollard a share of the revenues Pollard generates from the MSL, which share of the revenues is recorded as NeoGames revenues. The Company advises the Staff that Section 3.1 of the Agreement between the Company and Pollard with respect to the MSL documents the allocation of gross receipts, which after covering taxes and third party expenses, specifies prorated reimbursement of the parties reimbursable expenses and then, if a balance remains, the net receipts will be shared equally.

The Agreement between Pollard and the Company does not result in a separate legal entity but only in a form for tax purpose - “Pollard iLottery Joint Venture”. In order to facilitate the execution of the Lottery contract, Pollard incorporated a new legal entity, Pollard iLottery Inc., a wholly owned subsidiary of Pollard Holdings Inc. This entity is managing two bank accounts separately, one is being used for the purpose of collecting players deposits and payments of players wins the other one is a corporate account being used to collect the royalties and for payment of the company's operating expenses in running the iLottery program.

The Company has therefore determined that the revenues generated from its agreement with Pollard should not be recorded using the equity method..

NeoPollard Interactive LLC Financial Statements as of December 31, 2019

Statements of Comprehensive Loss, page F-30

17.	Please revise your presentation here and in MD&A for compliance with Rule 5-03 of Regulation S-X. Your current presentation including a subtotal of loss before interest, tax, depreciation and amortization comprises a non-GAAP measure and is inappropriate on the face of the financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Statements of Comprehensive Loss for NeoPollard Interactive LLC as of December 31, 2019 on pages 64 and F-30 to remove the subtotal of loss before interest, tax, depreciation and amortization.

* * *

October 19, 2020

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44.20.7710.5820 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Joshua G. Kiernan
Joshua G. Kiernan
of LATHAM & WATKINS LLP

cc:	(via email)

Moti Malul, NeoGames S.à r.l.

Raviv Adler, NeoGames S.à r.l.

Nathan Ajiashvili, Esq., Latham & Watkins LLP

Gil White, Esq., Herzog Fox & Neeman

Ron Ben-Menachem, Esq., Herzog Fox & Neeman

David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Yossi Vebman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Avi Oz, Ziv Haft, a member of BDO